Cisco Systems, Inc. 170 West Tasman Drive San Jose, CA 95134-1706 Direct: 408 526 4000 FAX: 408 526 4100 www.cisco.com

February 2, 2011

Ms. Kathleen Collins

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cisco Systems, Inc.

Form 10-K for the Fiscal Year Ended July 31, 2010

Filed September 21, 2010

File No. 000-18225

Dear Ms. Collins:

On behalf of Cisco Systems, Inc., a California corporation (the “Company” or “Cisco”), set forth below is the Company’s response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s comment letter dated January 3, 2011.

For ease of reference, the headings and numbers of responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comments prior to the response.

Form 10-K for the Fiscal Year Ended July 31, 2010

General

1.	Please tell us about your contacts with Syria since your letters to us of January 17, 2007 and February 28, 2007.

Response:

The Company supplementally informs the Staff that the Company has no subsidiaries, offices or employees in Syria. Since January 17, 2007, the Company has made no direct sales to end users in Syria, and, as described below, made a small number of indirect sales via resellers and distributors to end users in Syria.

Kathleen Collins

Securities and Exchange Commission

February 2, 2011

In June 2010, at the request of the U.S. State Department, a Cisco Senior Vice President participated in a visit to Syria with senior executives from other U.S. technology companies and senior State Department officials. The visit included meetings organized and attended by senior State Department officials with officials of the Syrian government. Other than incidental contacts with the government of Syria such as the U.S. State Department visit described above and certain of the minimal sales contacts described below that were made to Syrian Telecom Establishment, an end user affiliated with the government of Syria, there have been no other agreements or other commercial arrangements between the Company and the government of Syria or entities controlled by it. Neither the government of Syria nor entities controlled by it are intermediaries, nor do they receive financing from the Company in connection with its limited operations. The Company does not believe these limited contacts would be considered material by a reasonable investor.

The Company’s revenue from sales to customers in Syria was approximately $2 million or less in each of fiscal years 2008, 2009 and 2010, which represents approximately 0.005% of the Company’s aggregate revenue over that three-year period. All such sales were conducted only after review and express licensure by the United States Government. The Company has no significant assets or liabilities associated with Syria. The Company’s operations and contacts relating to Syria are therefore extremely limited, and are not material in any respect, including with respect to its operating results, financial condition or prospects. The Company does not currently anticipate any change in its operations in or contacts with Syria that the Company believes would be considered material by a reasonable investor.

All of the Company’s sales to end users located in Syria have been made pursuant to valid export licenses approved by the U.S. Department of Commerce Bureau of Industry and Security (“Bureau of Industry and Security”). The Company is committed to maintaining strict compliance with all global export laws and regulations, including those overseen by the Bureau of Industry and Security and by the Office of Foreign Assets Control, Department of Treasury. Cisco transactions are screened for compliance with U.S. and international export regulations as further described in response to Comment 4 below. Transactions involving parties in Syria are placed on compliance hold until a U.S. export license is granted that allows delivery of product.

The Company’s sales activity related to end users located in Syria is conducted by the Company’s small office in Beirut, Lebanon. Several employees from that office travel to Syria for business purposes on a relatively regular basis, and other employees may travel there periodically. In addition, there are two schools in Syria that offer the Cisco Networking Academy curriculum. The Cisco Networking Academy Program is a comprehensive e-learning program that provides students with the Internet technology skills essential in a global economy. The Cisco Networking Academy is a non-commercial, non-revenue generating program that the Company offers as part of its corporate social responsibility efforts. Academies are located in

Kathleen Collins

Securities and Exchange Commission

February 2, 2011

educational institutions and other community-based organizations. One of these academies is run by the United Nations Relief and Works Agency for Palestine Refugees in the Near East. The other academy is located in Maamoun Private University for Science & Technology.

2.	We note from an August 2010 news release on your website that Wanachi Group signed a contract for the purchase of Cisco network technology and solutions and services in East Africa and that Wanachi Group will roll out its new services in several countries including Sudan. We also note from a September 2007 news article that Intracom Middle East deployed a network for Zain Bahrain, which operates in Sudan, and that execution of the project was conducted using technologies provided by Cisco Systems and another company. We note a January 2009 news article stating that Cisco, along with several other IT companies, sold products such as switches and transmission and radio systems to Iran. Finally, we note from the disclosure on page 3 of your 10-K that the Emerging Markets theater includes Latin America, a region that can be understood to include Cuba.

Response:

The Staff’s comment is addressed in the combined response to Comments 2 and 3 following Comment 3 below.

3.	Iran, Sudan and Cuba are identified by the U.S. State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran and Sudan whether through affiliates, distributors, resellers, subsidiaries, or other direct or indirect arrangements. Your response should describe any services or products you have provided to Iran, Sudan or Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Sudan or Cuba or entities controlled by these governments. Please also provide this information for Syria.

Response:

Please see the Company’s response to Comment 1 above with respect to the Company’s very limited operations in Syria.

The Company supplementally informs the Staff that the Company has no subsidiaries, offices or employees in Sudan. Since the beginning of fiscal year 2008 (the earliest fiscal year covered by the financial statements in the Company’s Form 10-K for the fiscal year ended July 31, 2010), the Company has made several direct sales to various end users in Sudan. These end users were various United Nations programs. During that three-year period, the Company has made several donations directly to one end user in Sudan, a developmental charity named Practical Action Sudan. The revenue from sales by the Company to customers in Sudan was less than $1 million in each of fiscal years 2008, 2009 and 2010, representing less than 0.003% of the

Kathleen Collins

Securities and Exchange Commission

February 2, 2011

Company’s aggregate revenue over that three-year period. All of the Company’s sales to end users located in Sudan were pursuant to valid export licenses approved by the Bureau of Industry and Security. Transactions involving parties in Sudan are placed on compliance hold until a U.S. export license is granted that allows delivery of product.

The Company notes the Staff’s comment above regarding the August 2010 news release about a contract with Wananchi Group. The Company has made several indirect sales to Wananchi Group to roll out services in East Africa. However, to date there have been no sales to the Wananchi Group for end use in Sudan, and there is no current intent to make any sales to the Wananchi Group for end use in Sudan. The Company also notes the Staff’s comment regarding Intracom Middle East and Zain Bahrain. To date, there are also no direct or indirect sales to either of these parties for end use in Sudan and there is no current intent to make any sales to them for end use in Sudan. The Company is committed to maintaining strict compliance with all global export laws and regulations, and if in the future the Company provides product, technology or solutions to the Wananchi Group, Intracom Middle East or Zain Bahrain for end use in Sudan, the Company would screen any such proposed transaction for compliance with export regulations as described in more detail below, and only provide any products, technologies or solutions for end use in Sudan under applicable, valid export licenses.

The Company has no significant assets or liabilities associated with Sudan. The Company’s operations and contacts relating to Sudan are therefore extremely limited, and are not material in any respect, including with respect to its operating results, financial condition or prospects. There have been no agreements or other commercial arrangements between the Company and the government of Sudan or entities controlled by it. Neither the government of Sudan nor entities controlled by it are intermediaries, nor do they receive financing from the Company in connection with its limited operations. The Company does not currently anticipate any change in its operations in or contacts with Sudan that the Company believes would be considered material by a reasonable investor.

The Company notes the Staff’s comment regarding the January 2009 news article alleging that certain companies sold products such as switches and transmission and radio systems to Iran. For the last three fiscal years and subsequent interim period, the Company has made no direct or indirect sales to end users in Iran, and has provided no services to any end users in Iran. The Company supplementally informs the Staff that the Company has no subsidiaries, offices or employees in Iran. The Company has no assets or liabilities associated with Iran. There have been no agreements or other commercial arrangements between the Company and the government of Iran or entities controlled by it. Neither the government of Iran nor entities controlled by it are intermediaries, nor do they receive financing from the Company. The Company does not currently anticipate any change in its operations in or contacts with Iran that the Company believes would be considered material by a reasonable investor.

Kathleen Collins

Securities and Exchange Commission

February 2, 2011

The Company notes the Staff’s comment that the Company’s Emerging Markets theater includes Latin America, a region that can be understood to include Cuba. For the last three fiscal years and subsequent interim period, the Company has made no direct or indirect sales to end users in Cuba and has provided no services to any end users in Cuba. The Company supplementally informs the Staff that the Company has no subsidiaries, offices or employees in Cuba. The Company has no assets or liabilities associated with Cuba. There have been no agreements or other commercial arrangements between the Company and the government of Cuba or entities controlled by it. Neither the government of Cuba nor entities controlled by it are intermediaries, nor do they receive financing from the Company. The Company does not currently anticipate any change in its operations in or contacts with Cuba that the Company believes would be considered material by a reasonable investor.

4.	Please discuss whether any of the products, technology, components, equipment or services you describe in response to the above comments are dual use products or otherwise have military applications. Please address whether any of these are included in the U.S. Department of Commerce’s Commerce Control List.

Response:

Certain of the products, technology, components, equipment and services provided to end users in Syria and Sudan are classified as dual-use products that are subject to the Export Administration Regulations. All such dual-use products are included in the U.S. Department of Commerce’s Commerce Control List under Category 5 (Part 1) – Telecommunications and Category 5 (Part 2) – Information Security of the Export Administration Regulations. As described in the response to Comments 1 and 3 above, all of the Company’s sales to end users located in Syria and Sudan, including any dual-use products, have been pursuant to valid export licenses granted by the Bureau of Industry and Security.

The Company is committed to maintaining strict compliance with all global export laws and regulations, and has allocated significant resources to develop, implement and maintain a robust export compliance program through which sales transactions are screened. The Company’s export management system provides a system of safeguards specific to the Company’s commercial and dual-use business to ensure compliance with the applicable global export controls laws and regulations. Commodity jurisdiction determinations, product classification, customer transaction screening, and deemed export screening are among the focal points of the Company’s export compliance program. In the event that the Company determined after investigation that resellers of Cisco products have sold products to sanctioned or embargoed end users without proper export control authorization, or on the basis of false documentation provided to the Company, the Company would take all appropriate action, up to and including the termination of the reseller engaged in such activity, and reporting its findings, as appropriate, to the proper U.S. Government authorities. The Company’s Global Export Trade Department oversees and enforces the Company’s export compliance program through the employment of manual procedures and automated systems to ensure the legitimacy of transactions. The safeguards include, but are not limited to, written policies and procedures, dedicated personnel, automated screening, training and outreach, audits, and recordkeeping. Further, Company policy requires that Company employees, vendors and contractors comply with applicable laws and regulations that govern export and transfer of commodities, technology and services and defines the responsibilities and establishes the authority required to promote the Company’s compliance.

Kathleen Collins

Securities and Exchange Commission

February 2, 2011

Like other responsible exporters, the Company has in the past made appropriate reports to the Office of Export Enforcement of the Bureau of Industry and Security whenever, anywhere in the world, the Company has determined after investigation that possible violations of U.S. export regulations have occurred. The Company has also terminated resellers in the past for such activities. The Company intends to continue its emphasis on export compliance, and to take similar and appropriate steps with respect to any possible violations that may come to its attention in the future.

The Company’s export compliance program is conducted on a worldwide basis. The occurrences of possible unauthorized sales by third parties of which the Company has learned in the past are unrelated to the Company’s minimal operations and contacts relating to Syria or Sudan. Diversion of products to unauthorized destinations or end users can occur from anywhere in the world, including from the United States, and if such activities come to the attention of the Company, they are reported to the Office of Export Enforcement in accordance with export laws and regulations. All resales to end users located in Syria or Sudan that were authorized by the Company or with the knowledge of the Company have been made pursuant to valid export licenses. In no case has the Company had any expectation or knowledge that any product would be provided to any end user located in Syria, Sudan, Iran or Cuba without a valid export license.

5.	Please discuss the materiality of your contacts with Iran, Syria, Sudan or Cuba described in response to the foregoing comments and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

Response:

As described in the Company’s response to Comments 1 through 4 above, the Company’s operations and contacts relating to Sudan and Syria are extremely limited and the Company has no operations and contacts relating to Cuba and Iran. For an assessment of both qualitative and

Kathleen Collins

Securities and Exchange Commission

February 2, 2011

quantitative factors, the Company respectfully submits that it believes its extremely limited operations and contacts relating to these countries are not material. The Company further believes that neither those operations and contacts nor any potential associated reputational risk constitute a material investment risk to its security holders, and that these activities do not have a material impact on its reputation or share value. In reaching these conclusions, the Company is cognizant of the fact that certain state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.

The Company believes that in view of the nature of its extremely limited contacts with Syria (which include responsiveness to specific requests of the United States Government) and Sudan (which were limited to United Nations-sponsored, and charitable and humanitarian engagements), there is no material, associated reputational risk. The products provided by the Company to customers in Syria and Sudan are standard Cisco products that the Company believes help to drive the global expansion of information availability and individual expression. The Company believes that its sales to customers in Syria and Sudan not only comply with the letter but are in the spirit of the policy expressed by the export regulations cited above. The Company similarly believes that the Cisco Networking Academy Program helps to train students, including in cooperation with the United Nations, for jobs in the Internet economy. Additionally, the Company’s website includes a web page that notes that while Cisco Products generally may not be exported to sanctioned or embargoed countries, a government export license may be available.1

Based on the foregoing, the Company does not believe that its activities relating to Syria and Sudan constitute a material investment risk to its security holders. Similarly, the Company does not believe that these activities have had or will have a material impact on its reputation or share value. Therefore, the Company does not believe that a reasonable investor would deem additional information about its activities relating to Syria and Sudan important in making an investment decision.

In reaching the conclusions stated above, the Company also considered several factors, including the following:

•

Public Availability of Information. Information about the possibility of exporting Cisco Products to Syria, Sudan, Iran and Cuba appears on the Company’s publicly available website. In addition, information about each of the Cisco Networking Academies located in Syria, and the nature of the Cisco Networking Academy Program, is found on the Company’s website. Therefore, there is publicly available information about the Company’s operations and contacts relating to these countries. The Company believes that this information has not resulted in any adverse investor sentiment.

[1]	http://www.cisco.com/wwl/export/compliance_provision.html

Kathleen Collins

Securities and Exchange Commission

February 2, 2011

•

Investor Sentiment. The Company is committed to listening to its investors and endeavors to be attentive to investor sentiment regarding the Company and its reputation and image. The Company is aware of very limited investor questions regarding its operations and contacts related to sanctioned or embargoed countries, but it is not aware of any negative impact on its share value or reputation that has resulted from its limited operations and contacts related to Syria and Sudan.

•

Nature of Operations and Contacts. The products provided by the Company to customers in Syria and Sudan are standard Cisco products that the Company believes help create participatory architectures, drive the global expansion of information availability and promote individual expression. Also, the Company believes that the Cisco Networking Academies in Syria, one of which is run by the United Nations Relief and Works Agency for Palestine Refugees in the Near East, have positive reputational value.

•

Legal Compliance. The Company has a robust, worldwide export compliance program. All sales by the Company to end users in Syria and Sudan have been pursuant to valid export licenses granted by the Bureau of Industry and Security. Further, the Company believes that its sales to customers for end use in Syria and Sudan not only comply with the letter but are in the spirit of the policy expressed by these export regulations. The Company also respectfully submits that the diversion of a company’s products by third parties without proper export control authorization, without any involvement of that company, is at most tangentially relevant in analyzing the materiality of that company’s contacts and operations relating to a country. Further, the Company believes that if an investor were to include the impact of possible export compliance violations by third parties in its investment analysis, the Company’s robust export compliance program and the appropriate action the Company takes if it becomes aware of such unauthorized activities would be viewed as positive factors.

•

Quantitative Immateriality. The Company recognized insignificant amounts of revenue from sales to customers in Syria and Sudan, representing less than 0.005% and 0.003%, respectively of the Company’s aggregate revenue for the three-year period from fiscal 2008 through fiscal 2010. Revenue from sales to customers in Syria and Sudan for the first quarter of fiscal 2011 was in similar proportional immaterial amounts.

The Company supplementally advises the Staff that it will continue to assess whether the investor sentiment that may be embodied by such legislation and guidelines may have any material impact on the Company, its reputation and shareholders.

Kathleen Collins

Securities and Exchange Commission

February 2, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (Incorporated by Reference from 2010 Annual Report to Shareholders)

Discussion of Fiscal 2010, 2009 and 2008, page 17

6.	In certain instances, your discussion of the results of operations does not quantify sources of material changes. For example, you state that sales of router products increased in fiscal 2010 due to increased sales of high-end routers offset partially by lower sales within your mid-range and low-end router product categories, and that the increase in sales of advanced technology products was a result of growth in unified communications, security, wireless, and storage, partially offset by a decline in sales of video systems, networked home and application networking services. Please note that prefacing the reference to these sources of changes with the word “primarily” obscures the ability of the reader to identify the material sources of the change. In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section III.D of SEC Release No. 33-6835. Please tell us how you considered quantifying the sources of material changes and offsetting factors, and note that this comment also applies to your filings on Form 10-Q.

Response:

When its operating results reflect material period over period changes in items reported in its financial statements, the Company undertakes to provide a meaningful explanation of the material reasons for these changes, and of material factors offsetting the overall change. The Company identifies any material reason or other factor of which it is aware in a qualitative manner. When the Company has available data that is measurable with sufficient precision to be reported in its public filings, and when it believes that such data will increase a reader’s understanding of the period over period changes, it quantifies the factors that are a material source of, or offset to, the identified period over period changes.

In evaluating the information that is quantified in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), it is important to note that the Company routinely quantifies a significant number of the factors discussed in its MD&A. In accordance with Regulation S-K item 303, in the MD&A in the 2010 Annual Report on Form 10-K (“Form 10-K”), and in the subsequent Quarterly Report on Form 10-Q, the Company discusses the breakdown of its revenue by reportable segment. To supplement this required information, the Company reports revenue for its four main product categories and further provides a substantial breakdown of period-over-period changes in the different products within its Advanced Technologies and Other products categories. In discussing product gross margin the Company regularly provides a table that quantifies the four main factors that contribute to the period-over-period change in product gross margins. In discussing Sales and Marketing expense, the Company regularly quantifies the changes in sales expenses and marketing expense on a period over period basis.

Kathleen Collins

Securities and Exchange Commission

February 2, 2011

In addition to this regularly provided quantitative information, the Company provides specific quantification where appropriate data is available and where the Company believes such data is meaningful to investors. For example, in the Form 10-K the Company quantified: the decline in high-end router sales in fiscal 2008 to fiscal 2009 discussion where that change was a significant percentage of the overall decline in year over year revenue; the changes in modular switches and local-area-network fixed-configuration switches in fiscal 2009 to fiscal 2010 and fiscal 2008 to fiscal 2009 where those changes had a relatively significant impact on the reported period over period changes; and the impact of real estate impairments/charges on the change in general and administrative expenses for fiscal 2009 to fiscal 2010.

The Company acknowledges, as noted by the Staff, that in some instances the period-over-period discussion includes a qualitative description of component changes that are not quantified (including offsetting factors). In these cases the Company has made a determination that a quantification of the identified components would not meaningfully enhance a reader’s understanding of the business conditions producing the change or, in fewer cases, because it does not have data available that is measurable with sufficient precision to report in its public filings. By way of example, the Staff comment notes that the fiscal 2010 discussion of the change in revenue did not quantify the increase in high-end router sales or the partially offsetting decrease in low-end and mid-range router sales. The Company notes that the change in router sales from fiscal 2009 to fiscal 2010 was a relatively insignificant component of the overall change in product revenue ($263 million out of $3.3 billion) and believes that identifying the strength in high-end router sales and the weakness in low-end and mid-range router sales is sufficient to provide investors with an understanding of the change in reported results. The comment also referred to the qualitative-only discussion of Advanced Technology sales in the Overview section of the MD&A. In this case the Company opted, in line with the “layered approach” to MD&A encouraged in Release No. 34-48960, to provide substantial quantification regarding changes in sales of various products within Advanced Technologies in MD&A under the caption “Net Product Sales by Similar Groups of Products – Advanced Technologies.”

Bearing in mind the Staff’s comment, the Company will continue to be committed to providing meaningful disclosure of significant changes in its operating results, including the quantification of contributing and offsetting factors when appropriate. Further, the Company will identify “primary” causes of changes only when it believes that doing so will not obscure the reader’s ability to understand the source of the change.

Kathleen Collins

Securities and Exchange Commission

February 2, 2011

7.	Please tell us how you considered discussing the extent to which changes in revenues from period to period were due to changes in prices or changes in the volume of products sold and services provided. See Item 303(a)(3)(iii) of Regulation S-K. Please note that this comment also applies to your filings on Form 10-Q.

Response:

As noted in this comment, the Company did not discuss the extent to which changes in revenue for the respective periods were due to changes in prices or changes in volume of products sold and service provided. With regard to the impact on revenue from changes in prices or changes in volume, the Company respectfully advises the Staff that there are many interrelated factors that contribute to changes in the Company’s total product sales between periods, and these factors are typically interdependent such that quantification of individual factors would not be meaningful. For example, the impact of product pricing is affected by other factors such as price elasticity and demand. Similarly, because the Company’s products to a large degree include highly customized solutions and often include new features from year to year, and a substantial portion of revenue comes from the introduction of new products, the changes in prices cannot readily be isolated to individual units. Where customized solutions consisting of products and services represent a significant portion of revenue, it is not as meaningful as it may be, for example, in a commoditized business, to speak of a change in unit prices as a cause of revenue changes.

Consistent with the way that the Company’s management views its business, the Company regularly quantifies in MD&A the impact of price and volume changes on its product gross margins. The Company does not believe further quantification of the impact of volume and price changes would be meaningful.

Net Product Sales by Theater, page 18

8.	Throughout your discussion of net product sales by theater, you refer to various customer markets that have impacted your product revenue without quantifying the impact of each customer market (i.e. enterprise markets, commercial markets, consumer markets, etc.). For example, you attribute the increase in product sales in the U.S. and Canada primarily to increased sales in the enterprise and consumer markets but you do not disclose how each market contributed to such increase. Tell us how you considered providing a breakdown of your revenues by consumer market to provide additional context to your discussion of changes in revenue. We refer you to Item 303(a)(3) of Regulation S-K.

Kathleen Collins

Securities and Exchange Commission

February 2, 2011

Response:

As noted in Comment 6 above, when its operating results reflect material period over period changes in items reported in its financial statements, the Company undertakes to provide a meaningful explanation of the material reasons for these changes. It provides a qualitative discussion of the relevant factors, and when sufficiently precise data is available, and when the Company believes this data will enhance a reader’s understanding of the operating results, the Company seeks to quantify the impact of these factors.

Using this approach, the Company determined that it was more appropriate to provide qualitative commentary with regard to the individual customer markets. The Company is managed on a companywide basis and then on a geographic basis, and consequently any further disaggregation within the geographic theater by customer segment tends to be imprecise, albeit directionally meaningful. The Company believes that quantifying the revenue amounts or changes for each customer market would imply a greater degree of precision to these amounts than what actually exists. Nonetheless, the Company further believed that providing qualitative commentary with regard to the customer markets that contributed to the revenue growth or decline for a particular theater was useful information to investors and accordingly included this commentary in its period-over-period discussion.

The Company believes that its qualitative discussion of these directional changes are meaningful to a reader’s understanding of the period over period changes and that they represent a view of the business as evaluated by the Company’s management. The Company will in future periods continue to evaluate its ability to provide quantitative disclosures of changes in revenue derived from sales to specific categories of customers and will provide such quantification in MD&A when it believes that it has appropriate data and that it is meaningful to do so.

Provision for Income Taxes, page 29

9.	Tell us your consideration to provide disclosures that explain in greater detail the impact on your effective income tax rates and obligations of having proportionally higher earnings in countries where you have lower statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail. It appears as though separately discussing the foreign effective income tax rates is important information necessary to understanding your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-6835.

Response:

The Company agrees that a discussion of the effect of foreign tax rates on its effective tax rate is important information to assist readers in understanding the Company’s results of operations. The Company has endeavored to discuss in MD&A the impact on its effective tax rate of earnings in the jurisdictions in which it conducts operations and believes that it has

Kathleen Collins

Securities and Exchange Commission

February 2, 2011

provided appropriate disclosure regarding this impact. This disclosure consists of the discussion under “Critical Accounting Policies – Income Taxes,” where the Company explains that the effective tax rate differs from the statutory rate due to, among other things, its foreign operations and cautions that the provision for taxes can fluctuate due to earnings being lower than anticipated in countries with lower tax rates and/or higher than anticipated in countries with higher tax rates. This disclosure also includes the discussion in MD&A under “Provision for Income Taxes” in the section “Discussion of Fiscal 2010, 2009 and 2008.” This latter section refers the reader to note 14 to the audited financial statements for the full reconciliation of the Company’s effective tax rate to the U.S. statutory rate. The Company believes that this disclosure in MD&A appropriately describes the actual and potential impact on its effective tax rate of business conducted in jurisdictions with differing tax rates.

In light of this comment, the Company will, in its MD&A for future periods, discuss the impact of foreign earnings taxed at different rates than U.S. rates in the period over period discussion of the effective tax rate. By way of example, in the Form 10-K’s MD&A the Company would provide a paragraph under “Provision for Income Taxes” that discusses the impact on the effective tax rate of foreign earnings.

Item 11. Executive Compensation (Incorporated by Reference From Definitive Proxy Statement Filed September 28, 2010)

Executive Compensation and Related Information

Variable Cash Incentive Awards, page 42

10.	Please explain why your compensation committee exercised discretion under the EIP to reduce the company performance factor and customer satisfaction factor. See Item 402(b)(2)(ix) of Regulation S-K.

Response:

The Company supplementally advises the Staff that the Compensation and Management Development Committee (the “Committee”) exercised negative discretion for reasons of internal equity among executive officers and employees generally, in the case of the company performance factor reduction, and pursuant to the application of a formula to customer satisfaction survey results, in the case of the customer satisfaction factor reduction. The exercise of negative discretion in each of the above cases resulted in a decrease in a named executive officer’s compensation of under 3%.

Both the EIP and Cisco’s broad-based employee annual cash incentive plan (the “Broad-based Plan”) contained company performance factors for fiscal 2010, which were determined using slightly different calculations. Application of these calculations to Cisco’s performance during fiscal 2010 resulted in the company performance factor under the EIP being 0.03 higher than under the Broad-based Plan. For reasons of internal equity, the Committee determined that

Kathleen Collins

Securities and Exchange Commission

February 2, 2011

the executive officer group and the general employee group should be rewarded consistently for Cisco’s fiscal 2010 performance. As a result, the Committee exercised its negative discretion under the EIP to reduce the company performance factor from 1.20 to 1.17.

The customer satisfaction factor under the EIP was initially set at the maximum of 1.12 to comply with Section 162(m) of the Internal Revenue Code, and the Committee retained negative discretion to reduce this factor based on the extent to which Cisco’s composite score for customer satisfaction was lower than the maximum score. For fiscal 2010, Cisco’s composite customer satisfaction score, which was derived from the results of an annual customer satisfaction survey, was above the target of 1.0 but slightly below the maximum score because Cisco did not achieve or exceed the customer satisfaction goal in one category. As a result, using a formula to calculate the customer satisfaction factor based on the composite of customer satisfaction survey scores, the Committee exercised its negative discretion to reduce the customer satisfaction factor to 1.09, slightly below the maximum of 1.12.

11.	Please provide a more detailed explanation of how Mr. Chambers considered the various performance categories and assigned the individual performance factor to each named executive officer. See Item 402(b)(1)(v) of Regulation S-K.

Response:

At the beginning of fiscal 2010, the Committee set the individual performance factor for each named executive officer at the maximum of 2.0 to comply with Section 162(m) of the Internal Revenue Code, and retained negative discretion to reduce this factor based on Mr. Chambers’ recommendations and the Committee’s evaluation of the executive officer’s actual performance in the context of fiscal 2010. Target-level performance by a named executive officer would result in the Committee reducing his individual performance factor to 1.0.

In evaluating the fiscal 2010 performance of each named executive officer other than himself, Mr. Chambers considered the executive officer’s leadership, strategic planning, implementation, innovation, and the executive officer’s contributions to Cisco’s achievement of fiscal 2010 revenue, operating income and customer growth. Following the end of fiscal 2010, Mr. Chambers discussed with the Committee his evaluations and recommended individual performance factors under the EIP for these named executive officers. Mr. Chambers and the Committee considered the challenges faced by Cisco in connection with the uncertain economic environment in fiscal 2010 and the team effort that was required of these named executive officers to achieve above-target company performance for fiscal 2010. Taking into account Mr. Chambers’ recommendations, the Committee concluded that for fiscal 2010 each of these named executive officers had performed at a level significantly above the target of 1.0 individually and as a team. Therefore, the Committee believed that to recognize and reward the successful team effort of these named executive officers, each of them should receive a similar award under the EIP. Accordingly, the Committee exercised its negative discretion to reduce the individual performance factor for each of these named executive officers such that the overall EIP formula produced a similar cash incentive payment for each of them.

Kathleen Collins

Securities and Exchange Commission

February 2, 2011

Item 15. Exhibits and Financial Statement Schedules (Incorporated by Reference From 2010 Annual Report to Shareholders)

Notes to Consolidated Financial Statements

Note 14. Income Taxes, page 72

12.	We note the caption in your effective income tax rate reconciliation for “foreign income at other than U.S rates.” Please clarify what this line item represents for each of the three years presented. As part of your response, explain how the foreign rate differential is determined in each fiscal year and identify the significant components of this item.

Response:

By way of background, the reconciliation table provided in Note 14 shows the impact, in terms of effective tax rate percentage, of those items that cause the Company’s effective tax rate to differ from the U.S. statutory rate of 35%. For each of the three years presented, the line “Foreign income at other than U.S. rates” represents the decrease in the Company’s effective tax rate below the U.S. statutory rate caused by the taxation of undistributed earnings of certain foreign subsidiaries at the applicable (e.g. local) tax rate. In each fiscal year, this foreign rate differential is determined by the following formula: [(A – B)/C], where A = the tax effect of the undistributed earnings of certain foreign subsidiaries computed using the applicable tax rate; B = the tax effect of the undistributed earnings of these foreign subsidiaries computed using the U.S. federal statutory rate; and C = worldwide profit before tax.

The significant component of the line “Foreign income at other than U.S. rates” in each fiscal year is the undistributed earnings of certain foreign subsidiaries the Company intends to reinvest indefinitely in these foreign subsidiaries. Note 14 (as have corresponding notes in prior periods) provides the cumulative total of the amount of undistributed earnings of certain foreign subsidiaries that the Company intends to reinvest indefinitely in these foreign subsidiaries.

13.	Also, tell us whether you have entered into any agreements with the Internal Revenue Service such as an Advanced Pricing Agreement with regards to your transfer pricing arrangements. If so, tell us what consideration you have given to including a discussion of the material terms of such agreement(s) in both Note 14 and in your MD&A disclosures.

Response:

The Company has entered into one bilateral Advanced Pricing Agreement (“APA”) with the Internal Revenue Service (“IRS”). This APA documented a bilateral tax agreement affecting less than 0.5% of the Company’s revenue. In addition, the Company has entered into other

Kathleen Collins

Securities and Exchange Commission

February 2, 2011

agreements with the IRS in the normal course of regular and continuous audits by the IRS. These agreements include consents to extend the time to assess tax and settlements. As the Company entered into the APA and other agreements with the IRS, it considered as part of its quarterly disclosure process whether the terms of any such agreements were material to the Company and whether a discussion of any of these agreements would provide meaningful information. Due to the immateriality of the terms of the APA and these other agreements entered into with the IRS, the Company has determined that discussion of the terms of those agreements would not provide meaningful information to readers of its public reports.

The Company again acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this response to your comment letter, please contact Prat Bhatt, Vice President and Principal Accounting Officer, at (408) 526-7815, or Daniel J. Winnike of Fenwick & West LLP, our outside legal counsel, at (650) 335-7657.

Sincerely,

/s/ Frank A. Calderoni

Frank A. Calderoni
Executive Vice President and Chief Financial Officer

cc:	Robert Benton, Securities and Exchange Commission

Evan Jacobson, Securities and Exchange Commission

Mark Shuman, Securities and Exchange Commission

John T. Chambers, Cisco Systems, Inc.

Mark Chandler, Cisco Systems, Inc.

Prat Bhatt, Cisco Systems, Inc.

Daniel J. Winnike, Fenwick & West LLP

Stephen Darcy, PricewaterhouseCoopers LLP